THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax : (079) 22201396

A MEMBER OF THE LALBHAI GROUP

April 16, 2005

82-3708

SUPPL

Securities & Exchange Co[illegible]
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549


05007785

Dear Sirs,

Sub. : Secretarial Audit Report

Pursuant to SEBI circular No.D&CC/FITTC/CIR-16/2002 dated 31st December, 2002 and MRD/All SE/15489/2003 dated 14th August, 2003 in respect of Secretarial Audit, we send herewith copies of Secretarial Audit Reports for each ISIN of the Company received from N.V. Kathiria & Associates, Company Secretaries, Ahmedabad for the quarter ended on 31st March, 2005.

Kindly acknowledge the receipt.

Thanking you,

Yours faithfully,



R. V. Bhimani
Company Secretary

Encl: As above.

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL

COMPANY SECRETARIES

Stand, Navrangpura, AHMEDABAD - 9.
Phone (O) 26563106 (R) 26855746
E-mail : nvkathiria@yahoo.com

SECRETARIL AUDIT REPORT

1. For quarter ended on	:	31.03.2005
2. ISIN	:	IN9034A01019
3. Face Value	:	Rs.10/-
4. Name of the Company	:	**ARVIND MILLS LIMITED**
5. Registered Office Address	:	Naroda Road, Ahmedabad – 380 025.
6. Correspondence Address	:	Naroda Road, Ahmedabad – 380 025.
7. Telephone & Fax Nos.	:	Phone: 079-22203030 Fax : 079-22201396
8. Email address	:	rvbhimani@arvindmills.com
9. Names of the Stock Exchanges where the company's securities are listed :		1.The Stock Exchange - Ahmedabad 2.The Stock Exchange – Mumbai 3.The Calcutta Stock Exchange Association Ltd. 4.National Stock Exchange of India Ltd. 5.The Luxembourg Stock Exchange (Listing of GDS)

	Number of shares	% of Total Issued Cap.
10. Issued Capital	5153*	100
11. Listed Capital (Exchange-wise) :		
1.The Stock Exchange - Ahmedabad	5153	100
2.The Stock Exchange – Mumbai	5153	100
3.The Calcutta Stock Exchange Association Ltd.	5153	100
4.National Stock Exchange of India Ltd.	5153	100
12. Held in dematerialized form in CDSL	---	---
13. Held in dematerialized form in NSDL	2052	39.82
14. Physical	3101	60.18
15. Total No. of shares (12+13+14)	5153	


N. V. KATHIRIA & ASSOCIATES
C.P. No. 3278
Ahmedabad
COMPANY SECRETARIES

/. KATHIRIA & ASSOCIATES

Stand, Navrangpura, AHMEDABAD - 9.
Phone (O) 26563106 (R) 26855746
E-mail : nvkathiria@yahoo.com

16. Reasons for difference if any, between (10&11), (10&15), (11&15) | ---NIL--- |

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars	No. of shares	Applied/ Not applied for listing	Listed on Stock Exchanges (Specify Names)	Whether Intimated to CDSL	Whether Intimated to NSDL	In-principal approval Pending for SE (Specify Names)
Partly paid shares have made fully paid up.	2852	---	The Stock Exchanges Ahmedabad, Mumbai, Calcutta, and NSE.	YES	YES	---

18. Register of Members is updated (Yes/ No) | YES |
If not, updated up to which date | ---N.A.--- |

19. Reference of previous quarter with regards to excess dematerialized shares, if any. | ---NIL--- |

20. Has the company resolved the matter mentioned in point no.19 above in the current quarter? If not reason why? | ---N.A.--- |

21. Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 days :	NIL	NIL	N.A
Pending for more than 21 days :	NIL	NIL	N.A.


N. V. KATHIRIA & ASSOCIATES
C.P. No. 3278
Ahmedabad

N.V. KATHIRIA & ASSOCIATES
COMPANY SECRETARIES

219, 1st Floor, Shreyas Complex,
Opp. Jain Derasar, Nr. Navrangpura Bus
Stand, Navrangpura, AHMEDABAD - 9.
Phone (O) 26563106 (R) 26855746
E-mail : nvkathiria@yahoo.com

22.	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri R. V. Bhimani Phone: 079-22200206, Fax : 079-22201608
23.	Name, Address, Tel. & Fax No. Regn. No. of the Auditor	N. V. Kathiria & Associates, Company Secretaries. 104, Ashwamegh Avenue, Nr. Mithakhali Underbridge, Navrangpura, Ahmedabad – 380 009. (O) 079 - 2656 3106 [COP : 3278] (O) 079 - 5561 1944 (O) 079 - 2644 0731
24.	Appointment of common agency for Share registry work. If yes (name & address)	Pinnacle Shares Registry Pvt. Ltd. Nr. Ashoka Mills, Naroda Road, Ahmedabad – 380 025.

25. Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE. ---NO---

Note: *The total issued capital of the Company is 195378441 out of these 5153 shares are under ISIN IN9034A01019 and hence, this report is made particularly for this ISIN number of the company.

FOR N. V. KATHIRIA & ASSOCIATES,
COMPANY SECRETARIES,

N. V. KATHIRIA & ASSOCIATES, C.P. No. 3278 Ahmedabad, COMPANY SECRETARIES

Kathiria

DATE : 11.04.2005
PLACE:AHMEDABAD

N. V. KATHIRIA
PROPRIETOR

TRUE COPY
CERTIFIED BY

COMPANY SECRETARY

COMPANY SECRETARIES

Stand, Navrangpura, AHMEDABAD - 9.
Phone (O) 26563106 (R) 26855746
E-mail : nvkathiria@yahoo.com

SECRETARIL AUDIT REPORT

1. For quarter ended on : 31.03.2005
2. ISIN : INE034A01011
3. Face Value : Rs.10/-
4. Name of the Company : **ARVIND MILLS LIMITED**
5. Registered Office Address : Naroda Road, Ahmedabad – 380 025.
6. Correspondence Address : Naroda Road, Ahmedabad – 380 025.
7. Telephone & Fax Nos. : Phone: 079-22203030
   Fax : 079-22201396
8. Email address : rvbhimani@arvindmills.com
9. Names of the Stock Exchanges where the company's securities are listed :
   1. The Stock Exchange - Ahmedabad
   2. The Stock Exchange – Mumbai
   3. The Calcutta Stock Exchange Association Ltd.
   4. National Stock Exchange of India Ltd.
   5. The Luxembourg Stock Exchange (Listing of GDS)

	Number of shares	% of Total Issued Cap.
10. Issued Capital	195373288*	100.00

11. Listed Capital (Exchange-wise) :

1. The Stock Exchange – Ahmedabad	195373288	100.00
2. The Stock Exchange – Mumbai	195373288	100.00
3. The Calcutta Stock Exchange Association Ltd.	195373288	100.00
4. National Stock Exchange of India Ltd.	195373288	100.00

12. Held in dematerialized form in CDSL	2734884	1.40
13. Held in dematerialized form in NSDL	185992533	95.20
14. Physical	6645871	3.40

15. Total No. of shares (12+13+14)	195373288


N. V. KATHIRIA & ASSOCIATES
C.P. No. 3278
Ahmedabad

V. KATHIRIA & ASSOCIATES

COMPANY SECRETARIES

219, 1st Floor, Shreyas Complex, Opp. Jain Derasar, Nr. Navrangpura Bus Stand, Navrangpura, AHMEDABAD - 9.
Phone (O) 26563106 (R) 26855746
E-mail : nvkathiria@yahoo.com

16. Reasons for difference if any, between (10&11), (10&15), (11&15) : N.A.

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars	No. of shares	Applied/ Not applied for listing	Listed on Stock Exchanges (Specify Names)	Whether Intimated to CDSL	Whether Intimated to NSDL	In-principal approval Pending for SE (Specify Names)
Partly paid shares have made fully paid up.	2852	----	The Stock Exchanges Ahmedabad, Mumbai, Calcutta, and National Stock Exchange.	YES	YES	---

18. Register of Members is updated (Yes/ No) — YES
If not, updated up to which date — ---N.A.---

19. Reference of previous quarter with regards to excess dematerialized shares, if any. — ---NIL---

20. Has the company resolved the matter mentioned in point no.19 above in the current quarter? If not reason why? — ---N.A.---

21. Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 days :			-----N.A.-----
CDSL	NIL	NIL	
NSDL	NIL	NIL	
Pending for more than 21 days :			
CDSL	NIL	NIL	
NSDL	NIL	NIL	

N. V. KATHIRIA & ASSOCIATES COMPANY SECRETARIES C.P. No. 3278 Ahmedabad

N.V. KATHIRIA & ASSOCIATES
COMPANY SECRETARIES

219, 1st Floor, Shreyas Complex,
Opp. Jain Derasar, Nr. Navrangpura Bus
Stand, Navrangpura, AHMEDABAD - 9.
Phone (O) 26563106 (R) 26855746
E-mail : nvkathiria@yahoo.com

22. Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri R. V. Bhimani Phone: 079-22200206, Fax : 079-22201608
23. Name, Address, Tel. & Fax No. Regn. No. of the Auditor	N. V. Kathiria & Associates, Company Secretaries. 104, Ashwamegh Avenue, Nr. Mithakhali Underbridge, Navrangpura, Ahmedabad – 380 009. (O) 079 - 2656 3106 [COP : 3278] (O) 079 - 5561 1944 (O) 079 - 2644 0731
24. Appointment of common agency for Share registry work. If yes (name & Addreee)	Pinnacle Shares Registry Pvt. Ltd. Nr. Ashoka Mills, Naroda Road, Ahmedabad – 380 025.

25. Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE.: ---NO---

Note: *The total issued capital of the Company is 195378441 shares out of these 195373288 shares are under ISIN INE 034A01011 and hence, this report is made particularly for this ISIN number of the company.

FOR N. V. KATHIRIA & ASSOCIATES
COMPANY SECRETARIES

N. V. KATHIRIA & ASSOCIATES COMPANY SECRETARIES C.P. No. 3278 Ahmedabad

DATE : 11.04.2005
PLACE:AHMEDABAD

N. V. KATHIRIA
PROPRIETOR

TRUE COPY
CERTIFIED BY

COMPANY SECRETARY